NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders ("Shareholders") of registered common shares ("Common Shares") of Lithium Argentina AG (the "Company" or "Lithium Argentina") will be held at PricewaterhouseCoopers AG, Dammstrasse 21, 6300 Zug, Switzerland at 11:00 a.m. (Central European Time) on June 19, 2025:

At the Meeting, Shareholders will be asked to consider and vote upon the following matters:

1. To approve the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon.

2. To approve an increase and amendment to the capital band, as included in the Company's Articles of Association (the "Articles").

3. To approve an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles.

4. To re-elect eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

5. To re-elect the Executive Chair of the Board of Directors of the Company (the "Board") for a term extending until completion of the next annual general meeting.

6. To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.

7. To appoint for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

8. To elect for the financial year 2025 PricewaterhouseCoopers AG as Swiss statutory auditor.

9. To approve a non-binding advisory resolution on the Company's executive compensation.

10. To approve the compensation of the Board for the period until the next annual general meeting.

11. To approve the compensation of the executive management team for the financial year 2026 under Swiss law.

12. To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2024 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithium-argentina.com, on SEDAR+ www.sedarplus.ca or on EDGAR at the website of the SEC at www.sec.gov/edgar. All Shareholders are reminded to review the Circular before voting.

This notice, the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2025. Any additional Shareholders who are registered in the Company's share register as of the close of business on May 30, 2025, being the record date for voting set by the Board, but who were not registered in the share register as of April 29, 2025, will receive a copy of this notice, the Circular and proxy materials as soon as practicable after May 30, 2025. Shareholders not registered in the Company's share register as of May 30, 2025 will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of May 30, 2025, you may grant a proxy to vote on each of the items and any modification to any of the items or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

Shareholders who are unable to attend the Meeting are encouraged to vote by mail, internet or telephone, as further described in the Circular. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the independent voting rights representative no later than 11:00 a.m. (Central European Time) on June 17, 2025 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held. The Company's independent voting representative for the Meeting is Anwaltskanzlei Keller AG, att. Lithium Argentina AG, P.O. Box 1889, CH-8027 Zurich, Switzerland.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at ir@lithium-argentina.com.

DATED this 9th day of May, 2025.

On behalf of the Board of Directors

(signed) "John Kanellitsas"

Executive Chair